NEOGENOMICS, INC.
12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

February 4, 2009

VIA EDGAR

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, DC  20549

Re:	NeoGenomics, Inc.
Request for Acceleration of Registration Statement on Form S-1
File No. 333-155784

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, NeoGenomics, Inc. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-155784) (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2008 and subsequently amended on January 22, 2009.  The Company respectfully requests that the Registration Statement become effective as of 1:00 p.m., Washington, D.C. time, on February 5, 2009, or as soon as practicable thereafter.

   The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Mark E. Fleisher, Esq. at (305) 539-3383 of K&L Gates, LLP, counsel to the Company.

Very truly yours,

/s/ Jerome J. Dvonch
Jerome J. Dvonch
Principal Accounting Officer